CONSULTING AND NON-COMPETITION AGREEMENT

THIS AGREEMENT made effective July 1, 2002

BETWEEN:

SONIC ENERGY SYSTEMS INC. a a company incorporated under the laws of Canada, to be continued under the laws of British Columbia, with business offices at Suite 11, 7355 72nd Street, Delta, BC, V4G 1L5

(the "Company")

AND:

CARLISLE HOLDINGS LTD., 442 Westminster Highway, Surrey, BC V7C 1J5

(the "Consultant")

WHEREAS:

(A) The Company wishes to employ the Consultant;

(B) The Consultant has agreed to provide the full-time executive services of Adam Sumel to the Company;

(C) Adam Sumel is now and shall remain throughout the Term the controlling shareholder of the Consultant;

NOW THEREFORE, in consideration of the mutual promises and covenants as hereinafter set forth, the parties hereto agree as follows:

1. PROVISION OF SERVICES

1.1 The Company hereby retains the services of the Consultant and the Consultant hereby agrees to provide such services upon the terms and conditions set forth in this Agreement.

2. TERM

2.1 Term for Services. The term for the provision of services by the Consultant to the Company will be for two (2) years from the date hereof (the "Term"). The Term will be extended annually upon the mutual agreement of the parties, and the parties will negotiate in good faith towards arriving at mutually acceptable amendments to the terms of employment for any such extension.

2.2 Prior Agreements. This Agreement becomes effective on July 1, 2002. This Agreement will continue in full force and effect during the Term unless terminated in accordance with Section 6. This Agreement supersedes any prior employment or consulting arrangements or agreements between any of the Company or the Consultant, and the Consultant acknowledges that no money or severance is owed by the Company to the Consultant as of the date hereof for the previous services of Adam Sumel.

3. COMPENSATION

3.1 For services rendered by the Consultant pursuant to this Agreement the Company will pay the Consultant annual consideration of $72,000, paid as to one-twelfth monthly instalments, plus GST.

3.2 Bonus. The Consultant shall be entitled to a bonus in each of the first two years of this Agreement in the event the Company (together with any of its affiliates) achieves aggregate gross revenues from exploitation of sonoprocessing as described in the table below. Year 2 bonus requires that a bonus was earned in Year 1.

Year	Revenue	Bonus
1	at least $500,000 more than $1,000,000	$15,000 $28,000
2	at least $1,000,000 more than $2,000,000	$15,000 $28,000

3.3 Benefits Plan. The Consultant will be entitled to have Adam Sumel included personally in any benefit plan implemented for executives and/or employees of the Company.

3.4 Stock Option Plan. The Consultant will be included in the Company's Stock Option Plan, which is based on a discretionary formula approved by the Board of Directors of the Company. The Consultant acknowledges that Adam Sumel holds 100,000 options to purchase common shares in the capital of ADR Global Enterprises Ltd. (the "Parent") with an exercise price of $0.20 per share, which options will fall within the Stock Option Plan of the Parent and the Company's following the proposed acquisition of the Company by the Parent (the "Transaction"). These options were awarded when the Parent was listed for trading on the TSX Venture Exchange.

3.5 Share Allotment. In addition to the stock options contemplated in Section 3.4, it is acknowledged that the Company has issued to the Consultant 750,000 shares in the capital of the Company for nominal consideration, which will be held in escrow and which, after the Transaction, will result in the ownership of 375,000 escrowed shares in the capital of the Parent.

3.6 Release of Escrow Shares. The common shares referred to in 3.5 will be released to the Consultant from escrow as outlined in the Letter of Intent between the Parent and the Company dated July 12, 2002.

3.7 Holiday. The Consultant will be entitled to three (3) weeks, annual paid holiday in each of Years 1 and 2 of this Agreement, to be taken at mutually agreed times.

4. DUTIES

4.1 The Consultant will provide that Adam Sumel serve as the Company's President, Chief Consultant Officer and Director, and will provide services to assist in the development of Company's business with duties including but not limited to: overseeing all aspects of the Company's business and corporate affairs including developing and implementing a strategy for expanding the Company's business into other jurisdictions, growing corporate revenues, executing the business strategy and meeting operational targets as outlined in the Company's business plan dated July, 2002, and expanding the Company's products and services and such other duties and assignments as may be from time to time determined by the Board of Directors of the Company.

4.2 Expenses. The Company will reimburse all out-of-pocket business expenses incurred by the Consultant on behalf of the Company to the Consultant. Out-of-pocket expenses will include, but not be limited to, costs associated with reasonable business use of a cellular telephone, and wireless email device. A member of the Board of Directors of the Company will review and approve all expense accounts submitted by the executive.

5. EXCLUSIVE SERVICE

5.1 The Consultant will devote substantially full-time attention, energies and best efforts to the Company as may be reasonably required and will not, without the written consent of the Board of Directors, during the Term, engage in other business activity (whether or not such business activity is pursued for gain, profit, or other pecuniary advantage) which unreasonably interferes with the duties of the Consultant hereunder.

6. TERMINATION AND ESCROWED SHARES

6.1 Termination With Cause. The Company may, at any time, without advance notice to the Consultant, or payment of any compensation in lieu of notice, forthwith terminate the services of the Consultant for cause. In the event of termination with cause, or, in the event that the Consultant resigns from the Company prior to the expiry of the initial term of this Employment Agreement, any common shares referred to in Section 3.5 and Section 3.6 which have not been released to the Consultant from Escrow will be cancelled. The term "cause" means (i) a persistent breach of this Agreement by the Consultant and the Consultant fails to cure the breach within thirty days following written notice by the Company; or (ii) the existence of factors such as malfeasance or gross negligence entitling the Company to terminate the Consultant at common law.

6.2 Termination Without Cause. The Company may at any time, upon 60 days advance notice to the Consultant, forthwith terminate the services of the Consultant other than for cause. In the case of termination other than for cause, all unvested options will immediately vest and the Company will be liable to pay the Consultant an amount equal to one-half his annual aggregate salary hereunder. This Agreement will terminate upon the death or disability (incapacity for not less than 120 days) of the Consultant, which termination will be deemed to be "other than for cause".

6.3 Change of Control. If at any time during the term of this Agreement there is a change of control of the Company, then the Consultant shall have two months from the date of such change of control to elect whether or not he wishes to continue his employment with the Company. If the Consultant elects to terminate his employment, then he shall give to the Company written notice of such election and this Agreement shall terminate 30 days from the date such notice is delivered to the Company. Upon such effective date of termination all unvested Options of the Consultant will immediately vest and the Consultant shall be entitled to receive from the Company an amount equal to his annual aggregate salary hereunder. In this Section, "change of control" means the acquisition by a person, alone or with its affiliates, associates or persons with whom such person is acting jointly or in concert (all within the meaning of the British Columbia Securities Act), following the date of this Agreement, of beneficial ownership of more than 50% of the total voting rights attaching to all classes of shares then outstanding of the Company or the Parent, except pursuant to the Transaction.

6.4 Other Payments. The Consultant acknowledges and agrees that the payment in Section 6.2 is inclusive of any compensation or payments to which the Consultant may be entitled.

6.5 Termination by the Consultant. The Consultant may terminate the provision of his services under this Agreement on not less than 30 days' notice to the Company, in which case the obligations of the Company will be the same as though the services were terminated for cause.

6.6 Other Claims. The Consultant acknowledges and agrees that the notice and provisions for compensation on termination provided in this Section are fair and reasonable and agrees that upon any termination of the Consultant's services by the Company, or upon any termination of this Agreement by the Consultant, the Consultant will have no action, cause of action, claim or demand against the Company or any other person as a consequence of such termination.

6.7 Resignation. On termination hereof, Consultant shall cause Adam Sumel to resign from any office or directorship of the Company and any affiliate forthwith.

7. CONFIDENTIAL INFORMATION AND WORK PRODUCT

7.1 The Consultant will not, during the Term or at any time after the termination of his services by the Company, use for himself or others, divulge or convey to others, or aid or abet others to divulge or convey to others, any information, knowledge, data or property relating to the business of the Company, or any of their affiliates, including information relating to employees, customers or suppliers, and intellectual property in any way obtained by him during his association with the Company or in any way obtained by other employees of the Company, unless (i) such information, knowledge, data or property is properly in the public domain other than through a breach of this Agreement; (ii) the Consultant has received prior authorization by the Company or such use divulgence or conveyance is reasonably necessary in the course of the Consultant's duties; or (iii) required by law. All intellectual property and work product conceived or developed by the Consultant during the term hereof enures to the Company absolutely.

7.2 Notwithstanding anything else in this Agreement, it is expressly acknowledged and understood by the Consultant that all of the work product of the Consultant while employed by the Company (both before and after the date of this Agreement) shall belong to the Company absolutely and notwithstanding the generality of the foregoing, all patents, inventions, improvements, notes, documents, correspondence produced by the Consultant during the term of employment hereunder shall be the exclusive property of the Company. The Consultant further agrees to execute without delay or request for further consideration any necessary patent assignments, conveyance or other documents and assurances as may be necessary to transfer all rights to same to the Company. In the event of the termination of the Consultant for any reason hereunder, the Consultant shall promptly turn over to the Company all of the foregoing intellectual property which is evidenced by any physical documentation (whether written, digital, magnetic, electronic or otherwise) or any other of the Company's assets or property in his possession or under his control.

8. SURVIVAL OF COVENANTS

8.1 Except as otherwise specifically provided herein and notwithstanding the termination of the services of the Consultant or termination of this Agreement, the covenants, representations and warranties contained in Section 7 and Section 9 hereof will survive such termination and will continue in force and effect for the benefit of the Company for a time period unlimited in duration.

9. NON-COMPETITION COVENANTS OF THE EXECUTIVE

9.1 Definitions. In this Section:

"Business" means the business carried on by the Company, the Parent, or any of their subsidiaries;

"Competitive Business" means any business which is involved in the development or exploitation of sonoprocessing;

"Customer" means any person who has been a customer of the Company, the Parent, or any of their subsidiaries at any time within a period of one year prior to the date of termination or expiration of this Agreement;

"Restricted Area" means the province of British Columbia; and

"Restricted Period" means two years from the date of termination of this Agreement whether by expiry or voluntary or involuntary termination.

9.2 Non-Competition. The Consultant will not, during the Restricted Period and within the Restricted Area,

(a) directly or indirectly carry on, engage in or participate in, any Competitive Business either alone or in partnership or jointly or in conjunction with any other person;

(b) directly or indirectly assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any person to carry on, engage in or participate in, a Competitive Business; and

(c) have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person, if any part of the activities of such person consists of carrying on, engaging in or participating in a Competitive Business except holding securities of a public company constituting less than 10% of its outstanding share capital;

9.3 Non-Solicitation. During the Restricted Period and within the Restricted Area, the Consultant will not,

(a) directly or indirectly solicit any Customer;

(b) directly or indirectly assist (whether as principal, beneficiary, servant, director, shareholder, partner, nominee, executor, trustee, agent, employee, independent contractor, supplier, consultant, lender, financier or in any other capacity whatever) any person directly or indirectly to solicit any Customer; or

(c) have any direct or indirect interest or concern (be it as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person if any of the activities of which person consists of soliciting any Customer except holding securities of a public company constituting less than 10% of its outstanding share capital;

if such solicitation would, directly or indirectly, be intended to result in a sale of any product or service to such Customer and is directly or indirectly competitive or potentially competitive with any product or service then produced by the Business;.

9.4 Employees, etc. The Consultant will not: (a) during the Restricted Period, directly or indirectly, induce any individual who to his knowledge is then employed by the Company or the Parent, or any of their subsidiaries, to leave the employ of the Company or the Parent, or any of their subsidiaries without the prior written consent of the Company.

9.5 Covenants Reasonable. The Consultant agrees that,

(a) the covenants in this Agreement are reasonable in the circumstances and are necessary to protect the Company; and

(b) the breach by him of any of the provisions of this Agreement would cause serious and irreparable harm to the Company, the Parent, and their shareholders which could not adequately be compensated for in damages in the event of a breach by him of such provisions or an order of injunction being issued against him restraining him from any further breach of such provisions and agrees that such injunction may be issued against him without the necessity of an undertaking as to damages by the Company, the Parent, or their shareholders; the provisions of this section shall not be construed so as to be in derogation of any other remedy which the Company, the Parent or any of their shareholders may have in the event of such a breach.

9.6 Covenants Independent. The existence of any claim or cause of action of the Consultant against the Company, the Parent, or any of their shareholders will not constitute a defence to the enforcement by the Company, the Parent, or any of their shareholders of the provisions of this Agreement.

9.7 Invalidity. In the event that any term or provision of this Agreement shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law;.

9.8 Rights in Addition. The rights and remedies of the Company, the Parent, or any of their shareholders hereunder are in addition to and not in substitution for any other rights of remedies which they may have at any time against the Consultant, at law or in equity.

10. SUCCESSORS AND ASSIGNS

10.1 This Agreement will enure to the benefit of, and be binding upon, the parties hereto and their legal representatives, successors and permitted assigns except that no claims may be asserted by the legal representatives, successors and assignees of the Consultant in respect of compensation or other benefits for periods following the death or total incapacity of the Consultant other than those provided for in this Agreement.

11. NOTICES

11.1 Any notice required or permitted to be given under this Agreement will be deemed to have been duly given only if such notice is in writing and is delivered.

12. GOVERNING LAW

12.1 This Agreement is and will be deemed to be made in British Columbia and for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties will be determined in accordance with those laws.

13. SEVERABILITY

13.1 If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

14. INDEPENDENT LEGAL ADVICE

14.1 The parties hereto acknowledge that they have each received independent legal advice in relation to the terms and conditions of this Agreement.

15. LANGUAGE OF THE AGREEMENT

15.1 The parties hereto have agreed that they have required the present agreement to be drawn up in English. Les parties reconnaissent avoir exige la redaction en anglais de la presente convention.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Agreement as of the day and year first above written.

SONIC ENERGY SYSTEMS INC.
Per:	Authorized Signatory

CARLISLE HOLDINGS INC.
Per:	Authorized Signatory